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June 15, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: RiverSource Life Insurance Co. of New York ("Company")
       on behalf of RiverSource of New York Variable Annuity Account 2 ("Registrant")
    Post-Effective Amendment No. 7 on Form N-4
    File Nos. 333-144422 and 811-07511
       RiverSource(R) FlexChoice Select Variable Annuity

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Principal Underwriter, RiverSource Distributors, Inc., respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on July 19, 2010.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Bruce H. Saul
    -----------------------------
    Bruce H. Saul
    Chief Counsel